SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

Schedule TO

__________

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

_________

Lawson Products, Inc.

(Name of Subject Company (Issuer))

Lawson Products, Inc. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

520776105

(CUSIP Number of Class of Securities)

Neil E. Jenkins

Executive Vice President, Secretary, and General Counsel

Lawson Products, Inc.

1666 East Touhy Ave., Des Plaines, Illinois 60018

Telephone: 847-827-9666

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Stanley H. Meadows, P.C.

Heidi J. Steele

McDermott, Will & Emery LLP

227 West Monroe Street

Chicago, Illinois 60606-5096

Telephone: (312) 372-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$43,000,000	$4,601

*

Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 1,000,000 outstanding shares of common stock, par value $1.00 per share, are being purchased at the maximum possible tender offer price of $43.00 per share.

**

Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [	]

This Amendment No. 2 amends the Tender Offer Statement on Schedule TO regarding the tender offer by Lawson Products, Inc., a Delaware corporation (“Lawson Products” or the “Company”), to purchase for cash up to 1,000,000 shares of its common stock, par value $1.00 per share, at a price not more than $43.00 nor less than $37.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated September 8, 2006 (the “Offer to Purchase”), and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each has been or may be amended and supplemented from time to time, constitute the tender offer. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, and are amended as set forth in this Amendment to the Schedule TO.

The information in this Amendment No. 2 to the Schedule TO (“Amendment No. 2”) is intended to amend and supplement, but does not restate or replace, the information contained in the Schedule TO (including the exhibits thereto), as amended by Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on September 25, 2006 (“Amendment No. 1”) except as specifically stated in this Amendment No. 2. Accordingly, you are encouraged to read the information contained in this Amendment No. 2 in conjunction with the information contained in the Schedule TO as filed on September 8, 2006, as amended by Amendment No. 1. This Amendment No. 2 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

Capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.

Items 1 through 11

Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C), (a)(1)(D) and (a)(1)(E), respectively, are hereby amended as follows:

Lawson Products confirms that, if the exchange offer expires as scheduled at 12:00 midnight, New York City time, on Thursday, October 5, 2006 and stockholders have tendered their shares by means of a notice of guaranteed delivery prior to such expiration, then the date by which the related shares must be delivered to the Depositary will be 5:00 p.m., New York City time, on Wednesday, October 11, 2006. Columbus Day, Monday, October 9, 2006, is not included in determining the standard three-day settlement cycle for guaranteed deliveries even though it is a Nasdaq Global Market trading day.

Item 12. Exhibits

(a)(1)(A)	Offer to Purchase, dated September 8, 2006.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 8, 2006. *
(a)(1)(E)	Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 8, 2006. *

(a)(5)(A)	Press Release, dated September 6, 2006, incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on September 6, 2006. *
(a)(5)(B)	Press Release, dated September 6, 2006 announcing commencement of the offer. *
(b)(1)

Credit Agreement dated March 27,2001 between Lawson Products, Inc. and LaSalle Bank National Association, as amended by the First Amendment to Credit Agreement dated August 12, 2002 as amended by Second Modification to Loan Documents dated July 11, 2003, and as further amended by Third Modification to Credit Agreement dated as of June 15, 2005, incorporated by reference to Exhibit 10(c)(17) to the Company’s Form 10-Q for the quarter ended June 30, 2005.

(d)(1)	Lawson Products, Inc. Incentive Stock Plan, incorporated herein by reference to Appendix A to the Company’s Proxy Statement for the Annual Meeting of Stockholders held on May 11, 1999.
(d)(2)	Amended and Restated Executive Deferral Plan, incorporated herein by reference from Exhibit 10(c)(7) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1995.
(d)(3)	Lawson Products, Inc. Stock Performance Plan, incorporated herein by reference from Exhibit 10(c)(8) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000.
(d)(4)

Lawson Products, Inc. 2002 Stock Equivalents Plan for Non Employee Directors, incorporated herein by reference from Exhibit 10(c)(9) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

(d)(5)	Lawson Products, Inc. Long-Term Capital Accumulation Plan, incorporated herein by reference from Exhibit 10(c)(10) to the Company’s Current Report on Form 8-K dated October 21, 2004.
(d)(6)	Form of Shareholder Value Appreciation Rights Award Agreement, incorporated by reference to Exhibit 10(c)(14) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004.
(d)(7)	Form of Restricted Stock Award and Acknowledgement, incorporated by reference to Exhibit 10(c)(15) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004.
(d)(8)	Form Letter regarding Stock Performance Rights, incorporated by reference to Exhibit 10(c)(16) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAWSON PRODUCTS, INC.
(Registrant)

Dated: October 5, 2006	By:	/s/ Neil E. Jenkins
Name: Neil E. Jenkins
Title: Executive Vice President, Secretary and General Counsel